

Mail Stop 3561

October 20, 2009

By U.S. Mail

Mr. Thomas F. Farrell, II
President and Chief Executive Officer
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

> **Re:** **Dominion Resources, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the period ended March 31, 2009**
> **Filed April 30, 2009**
> **File No. 1-08489**

Dear Mr. Farrell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief